UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of July 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INVESTOR CONTACT	MEDIA CONTACT
Kip E. Meintzer Check Point Software +1.650.628.2040 ir@checkpoint.com	Gil Messing Check Point Software +1.650.628.2260 press@checkpoint.com

Check Point Software Reports 2026 Second Quarter Financial Results

Tel Aviv, Israel – Thursday, July 30, 2026 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended June 30th, 2026.

Second Quarter 2026 Financial Highlights:

• Total Revenues: $674 million, a 1 percent increase year over year

• Security Subscriptions Revenues: $333 million, a 12 percent increase year over year

• Remaining Performance Obligation (RPO)*: $2.6 billion, a 7 percent increase year over year.

• GAAP Operating Income: $185 million, representing 27 percent of total revenues

• Non-GAAP Operating Income: $260 million, representing 39 percent of total revenues

• GAAP EPS: $1.87, a 2 percent increase year over year

• Non-GAAP EPS: $2.55, an 8 percent increase year over year

• Cash Flow from Operations: $170 million, representing 25 percent of total revenues

• Adjusted Free Cash Flow**: $161 million, representing 24 percent of total revenues

“We delivered second quarter results in line with our expectations while strengthening our foundation for sustainable growth,” said Nadav Zafrir, Chief Executive Officer of Check Point Software. “Our go-to-market execution is improving, and we are significantly expanding sales capacity to capture a growing market opportunity. With the industry’s first Network AI Firewall and our AI Defense plane, we are giving enterprises the visibility, control, and protection they need to adopt AI safely across users, applications, and agents, while defending against a new generation of AI-driven threats. This reinforces our mission to secure our customers AI transformation.”

Financial Highlights Commentary:

Cash Balances, Marketable Securities & Short-Term Deposits: $4,203 million as of June 30, 2026, compared to $2,913 million as of June 30, 2025. The increase in cash is primarily a result of the $1.8 billion proceeds from our $2 billion convertible senior notes offering net of issuance costs and net of purchased capped calls.

Cash Flow: Cash flow from operations in the second quarter of 2026 was $170 million, which included $14 million in benefit related to our currency hedging transactions, while acquisition-related costs were insignificant. This compares to $262 million in the second quarter of 2025, which included $50 million in benefit related to our currency hedging transactions, while acquisition-related costs were $6 million.

Share Repurchase Program: During the second quarter of 2026, the company re-purchased approximately 2.5 million shares at a total cost of approximately $325 million. On May 11, 2026, the company announced that the board of directors authorized a $2 billion expansion of the company’s on-going share repurchase program.

R&D Grants: During the second quarter of 2026, the company recognized a $28 million reduction in research and development expenses under Israel's new R&D tax incentive program. The new Israeli law enacted on March 30, 2026, as part of the 2026 budget, provides tax incentives for research and development activities carried out in Israel. Eligible Israeli companies within multinational groups can receive tax credits for qualifying R&D expenses, which may be used to offset corporate taxes or minimum top-up tax, and unused credits may be converted into cash grants after a defined period.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

* Remaining Performance Obligation (RPO) is a measure that represents the total value of non-cancellable contracted products and/or services that are yet to be recognized as Revenue as of June 30, 2026.

** Adjusted Free Cash Flow is a non-GAAP financial measure that we define as Net Cash provided by operating activities, less purchases of property, equipment, Capitalization costs, and other assets, net of Acquisition related costs.

Conference Call and Webcast Information:
Check Point will host a conference call with the investment community on July 30, 2026, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	KBCM Technology Leadership Forum August 10-11, 2026, Park City, UT – Fireside & 1x1’s

•	Oppenheimer 29th Annual Virtual Technology, Internet & Communications Conference August 13, 2026 – Virtual 1x1’s

•	NASDAQ 6th Annual Asia Virtual Conference August 17, 2026 – Virtual 1x1’s

•	Deutsche Bank 2026 Technology Conference August 26 - 27, 2026, Dana Point, CA – 1x1’s

•	Goldman Sachs 2026 Communicopia + Technology Conference September 8-9, 2026, San Francisco, CA – Fireside Chat &1x1’s

•	Wolfe Research TMT Conference September 10, 2026, San Francisco, CA – 1x1’s

•	Piper Sandler 2026 Growth Frontiers Conference September 14-16, 2026, Nashville, TN – 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:

Twitter: http://www.twitter.com/checkpointsw

Facebook: https://www.facebook.com/checkpointsoftware

Blog: http://blog.checkpoint.com

YouTube: http://www.youtube.com/user/CPGlobal

LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a global cyber security leader protecting more than 100,000 organizations worldwide. Its mission is to secure enterprises’ AI transformation. With a prevention-first approach and an open ecosystem architecture, Check Point helps organizations block advanced threats, prioritize exposures, and automate security operations across complex digital environments. The unified architecture simplifies protection across hybrid networks, multi-cloud environments, digital workspaces, and AI systems. Structured around four strategic pillars, Hybrid Mesh Network Security, Workspace Security, Exposure Management, and AI Security, Check Point delivers consistent protection and visibility across multivendor environments, enabling organizations to reduce risk, improve efficiency, and accelerate innovation without increasing complexity.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our products and solutions and customer demands, our ability to capture growth opportunities and drive sustainable growth in the future, and our participation in investor conferences and other events during the third quarter of 2026. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, earnings per diluted share and adjusted free cash flow, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses, amortization of debt discount and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenues:
Products and licenses	$113.4	$131.9	$224.2	$246.0
Security subscriptions	332.6	297.9	655.8	588.5
Total revenues from products and security subscriptions	446.0	429.8	880.0	834.5
Software updates, maintenance and services	227.6	235.4	462.0	468.5
Total revenues	673.6	665.2	1,342.0	1,303.0

Operating expenses:
Cost of products and licenses	27.8	26.2	55.2	49.2
Cost of security subscriptions	24.4	23.0	48.3	44.4
Total cost of products and security subscriptions	52.2	49.2	103.5	93.6
Cost of Software updates and Maintenance	36.9	34.2	72.8	66.3
Amortization of technology	10.4	7.8	20.9	15.4
Total cost of revenues	99.5	91.2	197.2	175.3

Research and development, net (*)	112.0	112.8	221.9	214.9
Selling and marketing	239.0	227.8	481.6	453.2
General and administrative	38.0	29.8	71.1	60.5
Total operating expenses	488.5	461.6	971.8	903.9

Operating income	185.1	203.6	370.2	399.1
Financial income, net	41.5	28.5	82.3	55.8
Income before taxes on income	226.6	232.1	452.5	454.9
Taxes on income	32.8	29.3	67.1	61.2
Net income	$193.8	$202.8	$385.4	$393.7

Basic earnings per share	$1.88	$1.89	$3.71	$3.66
Number of shares used in computing basic earnings per share	102.9	107.1	103.8	107.5

Diluted earnings per share	$1.87	$1.84	$3.68	$3.55
Number of shares used in computing diluted earnings per share	103.5	110.4	104.8	110.9

(*) R&D expenses for the six and three months ended June 30, 2026 include reductions of $55 million and $28 million respectively, related to grants expected to be received under the Israeli Law for Encouragement and Incentivization of Research and Development, following the ratification of the law during the period.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenues	$673.6	$665.2	$1,342.0	$1,303.0
Non-GAAP operating income	259.7	271.1	524.3	529.7
Non-GAAP net income	263.5	261.4	528.8	507.6
Diluted Non-GAAP Earnings per share	$2.55	$2.37	$5.05	$4.58
Number of shares used in computing diluted Non-GAAP earnings per share	103.5	110.4	104.8	110.9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

GAAP operating income	$185.1	$203.6	$370.2	$399.1
Stock-based compensation (1)	55.9	45.9	115.7	87.1
Amortization of intangible assets and acquisition related expenses (2)(*)	18.7	21.6	38.4	43.5
Non-GAAP operating income	$259.7	$271.1	$524.3	$529.7

GAAP net income	$193.8	$202.8	$385.4	$393.7
Stock-based compensation (1)	55.9	45.9	115.7	87.1
Amortization of intangible assets and acquisition related expenses (2)(*)	18.7	21.6	38.4	43.5
Amortization of debt discount (3)	1.4	-	2.8	-
Taxes on the above items (4)	(6.3)	(8.9)	(13.5)	(16.7)
Non-GAAP net income	$263.5	$261.4	$528.8	$507.6

Diluted GAAP earnings per share	$1.87	$1.84	3.68	$3.55
Stock-based compensation (1)	0.54	0.41	1.10	0.78
Amortization of intangible assets and acquisition related expenses (2)	0.18	0.20	0.37	0.40
Amortization of debt discount (3)	0.02	-	0.03	-
Taxes on the above items (4)	(0.06)	(0.08)	(0.13)	(0.15)
Diluted Non-GAAP earnings per share	$2.55	$2.37	$5.05	$4.58

Number of shares used in computing diluted Non-GAAP earnings per share	103.5	110.4	104.8	110.9

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.2	$0.2
Cost of software updates and maintenance	3.4	3.2	7.4	5.3
Research and development	19.7	17.9	43.2	32.6
Selling and marketing	21.4	17.5	43.6	32.1
General and administrative	11.3	7.2	21.3	16.9
	55.9	45.9	115.7	87.1

(2) Amortization of intangible assets and acquisition related expenses (*):
Amortization of technology-cost of revenues	10.4	7.8	20.9	15.4
Research and development	5.1	1.1	10.9	2.6
Selling and marketing	3.2	12.7	6.6	25.5
	18.7	21.6	38.4	43.5

(3) Amortization of debt discount	1.4	-	2.8	-

(4) Taxes on the above items	(6.3)	(8.9)	(13.5)	(16.7)
Total, net	$69.7	$58.6	$143.4	$113.9

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures, and the acquired assets contribute to revenue generation.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Net cash provided by operating activities	$169.6	$262.1	$616.7	$683.2

Less:
Purchases of property and equipment	(7.1)	(6.1)	(16.5)	(13.5)
Capitalization of internal-use software	(1.8)	-	(3.6)	-

Free cash flow	$160.7	$256.0	$596.6	$669.7

Add:
Acquisition-related costs	-	6.2	21.4	6.2

Adjusted free cash flow	$160.7	$262.2	$618.0	$675.9

Free cash flow margin	23.9%	38.5%	44.5%	51.4%

Adjusted free cash flow margin	23.9%	39.4%	46.0%	51.9%

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In millions)

ASSETS

	June 30,	December 31,
	2026 (Unaudited)	2025 (Audited)
Current assets:
Cash and cash equivalents	$596.3	$1,800.0
Marketable securities and short-term deposits	1,683.2	1,214.9
Trade receivables, net	491.3	769.1
Prepaid expenses and other current assets	159.6	180.0
Total current assets	2,930.4	3,964.0

Long-term assets:
Marketable securities	1,923.9	1,326.8
Property and equipment, net	86.0	82.9
Deferred tax asset, net	74.5	68.3
Operating lease right of use assets	202.1	48.4
Goodwill and other intangible assets, net	2,197.6	2,118.5
Lease prepayment	-	159.9
Other assets	97.6	37.6
Total long-term assets	4,581.7	3,842.4

Total assets	$7,512.1	$7,806.4

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,397.5	$1,530.1
Trade payables and other accrued liabilities	355.1	406.6
Total current liabilities	1,752.6	1,936.7

Long-term liabilities:
Convertible senior notes, net	1,974.9	1,972.1
Long-term deferred revenues	627.7	650.3
Income tax accrual	390.0	329.7
Other long-term liabilities	29.8	35.5
Total long-term liabilities	3,022.4	2,987.6

Total liabilities	4,775.0	4,924.3

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,435.5	3,331.6
Treasury shares at cost	(16,159.7)	(15,555.8)
Accumulated other comprehensive gain	4.4	34.8
Retained earnings	15,456.1	15,070.7
Total shareholders’ equity	2,737.1	2,882.1

Total liabilities and shareholders’ equity	$7,512.1	$7,806.4
Total cash and cash equivalents, marketable securities and short-term deposits	$4,203.4	$4,341.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flow from operating activities:
Net income	$193.8	$202.8	$385.4	$393.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6.9	5.7	13.5	10.9
Amortization of intangible assets	12.4	19.6	25.3	38.8
Stock-based compensation	55.9	45.9	115.7	87.1
Realized loss (gain) on marketable securities	-	-	(0.1)	0.1
Decrease (increase) in trade and other receivables, net	(79.6)	(75.0)	222.4	254.4
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(20.0)	66.7	(147.9)	(75.4)
Amortization of debt discount	1.4	-	2.8	-
Deferred income taxes, net	(1.2)	(3.6)	(0.4)	(26.4)
Net cash provided by operating activities	169.6	262.1	616.7	683.2

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(2.2)	(83.7)	(94.4)	(83.7)
Investment in property and equipment	(7.1)	(6.1)	(16.5)	(13.5)
Capitalization of internal-use software	(1.8)	-	(3.6)	-
Net cash used in investing activities	(11.1)	(89.8)	(114.5)	(97.2)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	11.2	138.7	45.6	184.7
Purchase of treasury shares	(324.9)	(325.0)	(649.9)	(650.0)
Payments related to shares withheld for taxes	(12.1)	(12.8)	(13.0)	(14.3)
Net cash used in financing activities	(325.8)	(199.1)	(617.3)	(479.6)

Unrealized gain (loss) on marketable securities, net	(9.0)	8.2	(23.2)	23.2

Increase (decrease) in cash and cash equivalents, marketable securities and short-term deposits	(176.3)	(18.6)	(138.3)	129.6

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	4,379.7	2,932.0	4,341.7	2,783.8

Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$4,203.4	$2,913.4	$4,203.4	$2,913.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan

Name:	Roei Golan

Title:	Chief Financial Officer

Date: July 30, 2026